Exhibit 99.6

Acreage Holdings Reports Fiscal Fourth Quarter and Full Year
2018 Financial Results

New York City, NY – Mar. 12, 2019 – Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0VZ) reported the financial results for the fiscal fourth quarter and year ended December 31, 2018. Financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and management’s discussion and analysis for the period have been filed on Acreage’s SEDAR profile at www.sedar.com, and on the investor relations section of the Acreage website at investors.acreageholdings.com, under “Financial Information > Results Center.”

Fourth Quarter and Full Year Highlights

●	Acreage reported fourth quarter revenue of $10.5 million and full year fiscal 2018 revenue of $21.1 million, up 380% and 173%, respectively, compared to the same periods in 2017.
●	Pro forma revenue* for the fourth quarter was $22.9 million and $77.2 million for the full year fiscal 2018.
●	Acreage reported fourth quarter net loss of $217.6 million and full year fiscal 2018 net loss of $219.7 million, primarily driven by non-cash charges and non-recurring items.
●	Pro forma adjusted net loss*, which excludes certain non-cash charges and non- recurring items, for the fourth quarter was $10.8 million and $30.3 million for the full year fiscal 2018.
●	During the fourth quarter of 2018, Acreage opened two dispensaries under its The Botanist brand in Buffalo, NY and Worcester, MA, and acquired one dispensary in Thames Valley, CT, ending the year with 19 dispensaries (as of today, Acreage has 24 operational dispensaries).
●	For the full year fiscal 2018, Acreage deployed over $200 million of capital in various strategic transactions and invested approximately $37 million to build out our operations.

*Acreage issued a detailed presentation of Acreage’s fiscal fourth quarter and full year results, including definitions and reconciliations for non-IFRS measures (see note regarding non-IFRS measures below), which can be viewed on our website at investors.acreageholdings.com, under “Results Center.”

EARNINGS CALL DETAILS

Acreage will host a conference call with management on Wednesday, March 13th at 8:00 AM Eastern Standard Time. The call will be webcast and can be accessed at investors.acreageholdings.com. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software.

ABOUT ACREAGE HOLDINGS, INC.

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses or has management services agreements in place in 19 states (including pending acquisitions) with a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

NON-IFRS MEASURES

The detailed presentation referenced above and found on Acreage’s website at investors.acreageholdings.com, under “Results Center,” contains tables that reconcile Acreage’s results of operations reported in accordance with IFRS to adjusted results that exclude the impact of certain items identified as affecting comparability (non-IFRS). We use pro forma results among other measures, to evaluate our actual operating performance and for planning and forecasting future periods. Pro forma results are IFRS reported results plus the results of all entities for which we have a management contract in place but do not consolidate due to a lack of control, adjusted to reflect the full fiscal period regardless of when an acquisition or management contract commenced. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies.

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FORWARD LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding expanding our industry- leading footprint, rolling out a national brand, pending legislation, successful completion of our pending acquisitions and opening of new cannabis markets. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; operating and development costs; competition; changes in legislation or regulations affecting Acreage; the timing and availability of external financing on acceptable terms; favorable production levels and outputs; the stability of pricing of cannabis products; the level of demand for cannabis product; the availability of third-party service providers and other inputs for Acreage’s operations; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, such as Acreage’s listing statement filed on November 14, 2018, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed, or accepts responsibility for the adequacy or accuracy of, the content of this news release.

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Investor Contact: Steve West Vice President, Investor Relations Investors@acreageholdings.com 646-600-9181	Media Contacts: Howard Schacter Communications Director h.schacter@acreageholdings.com 646-600-9181

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